AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT

MAKO US CORP.

-AND -

MAKO MINING CORP.

- AND -

SAILFISH ROYALTY CORP.

February 14, 2026

- i -

-ii-

9.6	Waiver	38
9.7	Entire Agreement	39
9.8	Assignment	39
9.9	Successors and Assigns	39
9.10	Severability	39
9.11	Governing Law	40
9.12	Counterparts	40

-iii-

AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT

THIS AMENDED AND RESTATED PURCHASE AND SALE AGREEMENT is made the 14th day of February, 2026 (the "Effective Date"),

BY AND BETWEEN:

MAKO US CORP.,

a corporation existing under the laws of the State of Arizona

("Mako US")

- and -

MAKO MINING CORP.,

a corporation existing under the laws of the Province of British Columbia

("Mako")

- and -

SAILFISH ROYALTY CORP.,

a corporation existing under the laws of the British Virgin Islands

("Sailfish")

RECITALS:

A. Sailfish, Mako and Wexford are parties to a binding term sheet dated September 29, 2025 in respect of the foregoing (the "Term Sheet");

B. Sailfish is party to a membership interest purchase agreement with Mt. Hamilton Holdings LLC dated September 26, 2025 (the "Acquisition Agreement");

C. on November 26, 2026, pursuant to the terms of the Acquisition Agreement, Sailfish purchased the Company Interests (as defined below) for and on behalf of Mako US, as nominee, agent and bare trustee, from Mt. Hamilton Holdings LLC for $40,000,000 (the "Acquisition Purchase Price");

D. pursuant to a credit agreement dated November 26, 2025, Wexford Capital LP ("Wexford") and/or its subsidiaries, provided a $40,000,000 non-revolving credit facility to Sailfish pursuant to the Wexford Credit Agreement (as defined below), which Sailfish intended to use to fund the Original Stream Purchase Amount and the value of the Original Royalty Purchase Amount (as defined below);

E. Sailfish, Mako and Mako US are parties to a Purchase and Sale Agreement dated November 26, 2025 (the "Original Agreement") pursuant to which, among other things:

(i) Sailfish agreed to pay to Mako $33,000,000 (the "Original Stream Purchase Amount") for the Original Gold Stream (as defined below) and $7,000,000 (the "Original Royalty Purchase Amount" and, together with the Original Stream Purchase Amount, the "Original Stream and Royalty Purchase Amount") for a 2.0% NSR royalty on the production of metals and minerals from the Mt. Hamilton Project (the "NSR Royalty");

(ii) Mako US appointed Sailfish as its nominee, agent and bare trustee;

(iii) Mako US directed (the "First Closing Direction") Sailfish to use the Original Stream and Royalty Purchase Amount to fund the Acquisition Purchase Price;

(iv) on the First Closing Date (as defined below), Sailfish assigned and transferred all Beneficial Ownership and Property Control (as defined below) to Mako US;

(v) at the Time of Closing (as defined below), Sailfish agreed to assign and transfer all Registered Ownership (as defined below) to Mako US; and

(vi) Sailfish agreed, during the Interim Period (as defined below), to hold all Registered Ownership.

F. As of the Effective Date, Sailfish, Mako and Mako US acknowledged that the agreement that Mako would, through Mako US, grant, on and subject to the Second Closing Date, the NSR Royalty, having never come into force or effect, is terminated; and

G. Sailfish, Mako and Mako US now wish to amend and restate the Original Agreement and the Gold Purchase Agreement (as defined below) to: (i) remove reference to the NSR Royalty; (ii) reflect the terms of the Additional Gold Stream (as defined below); and (iii)  allocate the entirety of the Original Royalty Purchase Amount to the Additional Stream Purchase Amount (as defined below).

NOW THEREFORE, in consideration of the respective covenants and agreements of the Parties contained in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each of the Parties), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

"Acquisition" means the acquisition of the Company Interests by Sailfish from Mt. Hamilton Holdings LLC pursuant to the Acquisition Agreement;

"Acquisition Agreement" has the meaning set out in the recitals to this Agreement;

"Acquisition Purchase Price" has the meaning set out in the recitals to this Agreement;

"Additional Stream Purchase Amount" means the purchase price of the Additional Gold Stream as of the date hereof, being $7,000,000;

"Additional Gold Stream" means the right to purchase Payable Gold (as such term is defined in the Gold Purchase Agreement) for a term of 72 months following the term of 60 months under the Original Gold Stream, all on the terms and subject to the conditions set out in the Gold Purchase Agreement;

"Affiliate" has the following meaning: an entity (the "first entity") is the Affiliate of another entity (the "second entity") where the second entity controls the first entity, or the first entity controls the second entity or both entities are controlled by the same Person. For purposes of this definition, "control" is the power, whether by Contract or ownership of equity interests, or otherwise, to select a majority of the board of directors, managers or other supervisory management authority of an entity, whether directly or indirectly through a chain of entities that are "controlled" within the foregoing meaning;

"Agreement" means this Purchase and Sale Agreement, as amended, restated, replaced or supplemented from time to time;

"Allocation" has the meaning set out in Section 6.6(b);

"Anti-Corruption Laws" has the meaning set out in Section 3.10(a)(i);

"Authorization" means, with respect to any Person, any Order, permit, approval, decree, consent, waiver, licence, certificate, registration or similar authorization of any Governmental Body having jurisdiction over such Person;

"Beneficial Ownership and Property Control" shall mean 100% of the beneficial ownership of the Company Interests and the exercise of operational control over the Company Assets which shall be in the sole discretion of Mako US, but acting as would a prudent operator, including, for greater certainty and without limitation, responsibility for all obligations, liabilities, costs and expenses associated therewith and all carrying costs, maintenance costs, permitting costs and insurance costs in respect of the Company Assets and the Company Interests;

"Books and Records" means: (a) all of the Company's books of account, accounting records and other financial data and information, including copies of filed Tax Returns and assessments for each of the financial years of the Company; (b) the corporate records of the Company, including minute books; and (c) all sales and purchase records, lists of suppliers and customers, credit and pricing information, formulae, business, engineering and consulting reports and research and development information of, or relating to, the Company or the Company Assets; in each case that are in the possession or under the control of the Company, Sailfish or an Affiliate thereof, including all data and information stored electronically or on computer related media;

"Business Day" means any day other than a Saturday, Sunday or statutory holiday in the Province of British Columbia, the State of Nevada or the State of Arizona, on which commercial banks in Vancouver, British Columbia, Reno, Nevada and Tucson, Arizona are open for business;

"Claim" means any litigation, action, suit, appeal, claim, application, Order, proceeding, grievance, complaint, arbitration, appeal, alternative dispute resolution process or other legal proceeding;

"Code" means the U.S. Internal Revenue Code of 1986, as amended;

"Company" means Mt. Hamilton LLC, a limited liability company existing under the laws of the State of Colorado;

"Company Assets" means all assets and property owned or leased, as applicable, by the Company, including all patented fee parcels, unpatented mining claims, patented mining claims, and water rights, excluding the Reclamation Bonds;

"Company Interests" means the outstanding membership interests of the Company;

"Confidential Information" means all information, including any Data, received or obtained by a Party or its respective Representatives from any other Party or its respective Representatives pursuant to, or in connection with, this Agreement;

"Constating Documents" means (a) in the case of a Person that is a corporation, its certificate of incorporation and its articles, by-laws, notice of articles, regulations or similar governing instruments required by the Laws of its jurisdiction of formation or organization, (b) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement, and (c) in the case of a Person that is not a corporation or limited liability company or natural person, its governing instruments as required or contemplated by the Laws of its jurisdiction of organization;

"Contract" means any written contract, arrangement, agreement, indenture, lease, sublease, deed of trust, licence, option, instrument or other commitment;

"Damages" means, in respect of any matter, all damages, Claims, demands, losses, liabilities, deficiencies, fines, costs, expenses (including all reasonable legal and other professional fees and disbursements, interest, penalties and amounts paid in settlement) and judgments arising as a consequence of such matter, in each case (other than in the case of fraud, any Third Party Claim or with respect to any Damages resulting from any breach of any representation or warranty in this Agreement) excluding incidental, indirect, consequential, special, exemplary, aggravated and punitive damages and lost profits, and including, in each case, the cost of enforcing any right to indemnification or payment hereunder;

"Data" means any maps, geological, geochemical and geophysical reports and data, drill logs and other drilling data, core, pulps, reports, surveys, assays, analyses, technical reports, accounting and financial records, and other material information with respect to the Company Assets;

"Effective Date" means the date of this Agreement;

"Encumbrance" means any encumbrance, pledge, lien (statutory or otherwise), charge, security interest, title retention agreement, option, privilege, right of first refusal or first offer, royalty, interest in the production or profits from any asset, back-in rights, earn-in rights, mortgage, hypothec, restriction, or other similar interest or instrument charging, or creating a security interest in, or against title, easement, servitude or right-of-way (registered or unregistered), whether contingent or absolute, which materially affects the assets of a Person, and any Contract, right or privilege (whether by Law, Contract or otherwise) capable of becoming any of the foregoing;

"Exchange" means the TSX Venture Exchange;

"Fallback Sale" has the meaning set out in Section 7.2(b);

"Financing Documents" has the meaning set out in Section 3.17;

"First Closing Date" means the date of closing of the Acquisition;

"First Closing Direction" has the meaning set out in the recitals to this Agreement;

"Gold Purchase Agreement" means the gold purchase agreement between Mako and Sailfish dated the First Closing Date as amended and restated as of the date hereof;

"Government Official" has the meaning set out in Section 3.10(a)(ii);

"Governmental Body" means any domestic or foreign: (a) federal, provincial, state, municipal, local or other government, (b) governmental or quasi-governmental authority of any nature, including any governmental ministry, agency, branch, department, court, commission, board, tribunal, bureau or instrumentality, (c) stock exchange or Securities Regulatory Authority, including the Exchange, or (d) body exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature;

"Indemnification Claim" has the meaning set out in Section 8.6(a);

"IFRS" means International Financial Reporting Standards as formulated by the International Accounting Standards Board, as updated and amended from time to time;

"Indebtedness" means without duplication and with respect to the Company, in each case calculated in accordance with IFRS, all (a) indebtedness for borrowed money, (b) obligations for the deferred purchase price of property or services, (c) long or short-term obligations evidenced by notes, bonds, debentures or other similar instruments, (d) obligations under any interest rate, currency swap or other hedging agreement or arrangement, (e) reimbursement obligations under any letter of credit, banker's acceptance or similar credit transactions, (f) obligations secured by any Encumbrance existing on any of the Company Assets, (g) guarantees made by the Company on behalf of any third party in respect of obligations with respect to the Company of the kind referred to in the foregoing clauses, (h) any unpaid interest, prepayment penalties, premiums, costs and fees that would arise or become due as a result of the prepayment of any of the obligations referred to in the foregoing clauses, (i) capital lease obligations, and (j) obligations under or with respect to any performance, reclamation or other bonds, financial assurances or guarantees provided by the Company, but excluding, in all cases: (i) the Reclamation Bonds, (ii) all obligations and other indebtedness arising from or related to the Reclamation Bonds, (iii) any future obligations under any capital leases of the Company to the extent such future obligations are related to and accrue during the period commencing on the Second Closing Date, and (iv) any Permitted Encumbrances;

"Indemnification Cap" has the meaning set out in Section 8.5(b);

"Indemnified Party" has the meaning set out in Section 8.6(a);

"Indemnifying Party" has the meaning set out in Section 8.6(a);

"Interim Period" means the period from the First Closing Date and continuing until the earlier of (i) the termination of this Agreement and (ii) the Second Closing;

"Laws" means, in respect of any Person, property, transaction or event, any and all applicable (a) laws, constitutions, treaties, statutes, codes, ordinances, Orders, decrees, rules, regulations and by-laws, whether domestic, foreign or international; and (b) judgments, orders, writs, injunctions, decisions, awards and directives of any Governmental Body;

"Lenders" means the persons named in Schedule A annexed to Wexford Credit Agreement;

"Mako Fundamental Representations" means the representations and warranties provided by Mako US and/or Mako in Sections 4.1 (Organization and Qualification), 4.2 (Organization and Qualification), 4.3 (No Conflicts), and 4.6 (Execution and Binding Obligation);

"Mako TSXV Approval" means the approval of the Exchange for the purchase by Mako, directly or indirectly, of the Company Interests on the terms and conditions set out herein;

"Material Adverse Effect" means any effect, change, event, occurrence or circumstance that, when considered either individually or in the aggregate, is, or would reasonably be expected to be, material and adverse to, in the case of the Company, the Company Assets, business, operations, assets, liabilities or financial condition of the Company, taken as a whole, provided, however, that effects relating to: (i) general economic, political or regulatory conditions or events in any of the geographical areas in which the Company operates, (ii) any change in the financial, banking, credit, debt, currency or capital markets in general (whether in Canada, the United States or any other country or in any international market), including changes in interest rates, commodity prices or raw material prices, (iii) conditions generally affecting any industry or any market in which the Company operates, (iv) any pandemics (excluding any event, change or effect relating to or caused by the COVID-19 pandemic) or epidemics, (v) acts of God, natural disasters, national or international political or social conditions, including the engagement in hostilities, whether commenced before or after the Effective Date, and whether or not pursuant to the declaration of a national emergency or war (including any escalation or worsening of war), or the occurrence of any military or terrorist attack, (vi) any changes in Laws, or accounting rules or principles, including changes in IFRS, or (vii) the negotiation, announcement or pendency of the transactions contemplated in this Agreement or the identity of the Parties are not Material Adverse Effects and are not to be taken into account in determining whether a Material Adverse Effect has occurred, provided that in the case of (i), (ii), (iii), (v) and (vi) above such changes or developments do not disproportionately affect the Company or the Company Assets, taken as a whole, compared to other participants in the industry in which the Company conducts its business;

"Material Contracts" means any Contracts that are material to the Company, or to the ownership, operation, closure, remediation or reclamation of the Company Assets, including, without limitation, any Contracts that: (i) are leases or subleases of real property or material personal property (whether as lessor or lessee); (ii) provide for the expenditure or incurrence of Indebtedness of $50,000; (iii) have a term of twelve months or more and cannot be terminated by the Company by notice of no more than 30 days; (iv) grant any exclusive or preferential rights to provide, sell or distribute any of the products of the Company; (v) are for the purchase or sale of minerals or any other products; (vi) are for, or relate to, the transportation of any minerals or other products; (vii) contain provisions obligating the Company to purchase or obtain a minimum or specified amount of any minerals, products or services from any Person; or (viii) are with any Governmental Body;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects, as promulgated by the Canadian Securities Administrators;

"Order" means any order, injunction, judgment, administrative complaint, decree, ruling, award, assessment, direction, instruction, penalty or sanction issued, filed or imposed by any Governmental Body or arbitrator;

"Ordinary Course" means any transaction that constitutes an ordinary day-to-day business activity of a Person in accordance with, and materially consistent with, its past business practices;

"Original Agreement" has the meaning set out in in the recitals to this Agreement;

"Original Gold Stream" means the right to purchase Payable Gold (as such term is defined in the Gold Purchase Agreement) for a term of 60 months following and subject to the occurrence of the Second Closing Date, all on the terms and subject to the conditions set out in the Gold Purchase Agreement;

"Original Royalty Purchase Amount" has the meaning set out in in the recitals to this Agreement;

"Original Stream Purchase Amount" means the purchase price of the Original Gold Stream, being $33,000,000;

"Original Stream and Royalty Purchase Amount" has the meaning set out in in the recitals to this Agreement;

"Outside Date" means March 16, 2026, or such other date as mutual agreed in writing between the Parties;

"Parties" means Mako US, Mako and Sailfish, and "Party" means any one of them;

"Permits" means all permits, licences, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from a Governmental Body;

"Permitted Encumbrances" means

(a) undetermined or inchoate Encumbrances incidental to construction, maintenance or operation of the Properties, or otherwise relating to the Ordinary Course, which have not, as of the Second Closing, been filed pursuant to applicable Law,

(b) statutory liens for current Taxes, excluding net proceeds of minerals tax, assessments or other governmental charges not yet delinquent, or the amount or validity of which is being contested in good faith by appropriate proceedings,

(c) liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the Ordinary Course,

(d) Encumbrances or Claims that are disclosed to Mako US incidental to current construction carried out in the Ordinary Course, and mechanics', materialmen's, warehousemen's, workers', carriers' and other similar Encumbrances arising or incurred in the Ordinary Course and for amounts not yet delinquent, or if delinquent, being contested in good faith by appropriate actions,

(e) all rights reserved to, or vested in, any Governmental Body by the terms of any patent, lease, licence, franchise, grant or permit held by it, or by any statutory provision to terminate any such patent, lease, licence, franchise, grant or permit, or to require annual or periodic payments as a condition of the continuance thereof, or to distrain against or to obtain an Encumbrance on any of its property or assets in the event of failure to make such annual or other periodic payments,

(f) any lease in which the Company is the lessee, and the lessor's title under any such lease,

(g) Encumbrances that are due to zoning or subdivision, entitlement and other land use Laws,

(h) Encumbrances that arise by reason of acts of, or with the written approval of, Mako US or any Representative of Mako US, easements, rights-of-way, roads, covenants, restrictions and other matters of record in the Office of the White Pine County Recorder,

(i) with respect to the Owned Unpatented Claims and the Leased Unpatented Claims, the paramount title of the United States, the rights of citizens of the United States and other qualified Persons to enter onto and use the public lands, and the authority and right of the United States to administer and manage entry onto and use of the public lands,

(j) all matters disclosed in the Title Report; and

(k) Encumbrances under the Financing Documents.

"Person" means any individual, corporation, legal person, partnership, firm, joint venture, syndicate, association, trust, trustee, limited liability company, unincorporated organization, trust company, Governmental Body or any other form of entity or organization;

"Reclamation Bonds" means all surety instruments, bonds, letters of credit, guarantees and other instruments or arrangements securing or guaranteeing the performance of obligations with respect to the operation, closure, reclamation or remediation of property;

"Registered Ownership" shall mean 100% of the registered legal ownership of the Company Interests, including, indirectly, the Company Assets;

"Representative" means, with respect to any Person, such Person's, and such Person's Affiliates', officers, directors, managers, employees, contractors, agents, representatives and financing sources (including any investment banker, financial advisor, accountant, legal counsel, agent, representative or expert retained by or acting on behalf of such Person or its Affiliates);

"Sailfish Fundamental Representations" means the representations and warranties in Sections 3.1 (Organization and Qualification of the Company), 3.2 (Organization and Qualification of Sailfish), 3.3 (Sailfish's Ownership of Company Interests), 3.4 (Absence of Conflicts of Sailfish), 3.5 (Execution and Binding Obligation) and 3.8 (Capitalization);

"Sailfish TSXV Approval" means the approval of the Exchange for the sale by Sailfish of the Company Interests on the terms and conditions set out herein;

"Second Closing" means the closing of the transfer by Sailfish to Mako US of the Registered Ownership;

"Second Closing Date" means the date that is two Business Days after the satisfaction or waiver of the last of the closing conditions set out in Sections 5.7, 5.8 and 5.9, other than those conditions that by their nature are to be (and will be) satisfied on Closing, provided that such date may not be later than the Outside Date;

"Securities Regulatory Authorities" means, collectively, the securities commissions and other securities regulatory authorities in each applicable state and territory of the United States and province and territory of Canada, and the Exchange;

"Stream Purchase Amount" means, collectively, the Original Stream Purchase Amount and the Additional Stream Purchase Amount;

"Tax Authority" means the United States Internal Revenue Service, the Canada Revenue Agency and any other applicable national, state, local, provincial, territorial or other Governmental Body responsible for the administration, implementation, assessment, determination, enforcement, compliance, collection or other imposition of any Taxes;

"Tax Returns" means any and all returns, reports, information, rebates, credits, elections, designations, schedules, filings or other documents (including any related or supporting information) relating to Taxes filed or required to be filed by any Tax Authority or pursuant to any applicable Law relating to Taxes or in fact filed with any Tax Authority;

"Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind imposed by any Tax Authority, including all interest, penalties, fines or additions to tax imposed by any Governmental Body in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, local, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, unemployment health, social services, education and Social Security and Medicare taxes, and escheat and property obligations;

"Term Sheet" has the meaning set out in the recitals to this Agreement;

"Third Party Claim" has the meaning set out in Section 8.6(a);

"Time of Closing" means 10:00 a.m. (Toronto time) on the Second Closing Date, or such other time on the Second Closing Date as the Parties may agree in writing;

"Title Report" means that certain Title Report addressed to Mako dated October 22, 2025 concerning two (2) fee simple parcels, nine (9) patented claims, and 302 unpatented mining claims located on certain lands (as detailed in the Title Report)  associated with the Mt. Hamilton Project, situated in White Pine County, Nevada, USA prepared by the law firm of Parsons, Behle & Latimer in Nevada;

"Transfer Taxes" has the meaning set out in Section 6.6(e);

"TSXV Approvals" means, collectively, the Mako TSXV Approval and the Sailfish TSXV Approval;

"Wexford" the meaning set out in the recitals to this Agreement; and

"Wexford Credit Agreement" means the credit agreement dated November 26, 2025, among Sailfish, Wexford, as Agent, the Lenders party thereto and certain guarantors, setting out the terms and conditions of a $40,000,0000 non-revolving credit facility from the Lenders to Sailfish.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Agreement, and unless the context otherwise requires, in this Agreement:

(a) references to "Agreement", "this Agreement", "the Agreement" and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b) references to an "Article" or "Section" by a number or letter refer to the specified Article or Section of this Agreement;

(c) the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d) words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e) the word "including" is deemed to mean "including, without limitation" and similar variations of same;

(f) all references to any statute include the regulations thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time;

(g) any reference to a Person includes its heirs, administrators, executors, legal representatives, successors and permitted assigns, as applicable;

(h) all dollar amounts in this Agreement refer to United States dollars unless otherwise indicated;

(i) any time period within which a payment is to be made or other action is to be taken under this Agreement shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(j) whenever any payment is required to be made, action is required to be taken or period of time is to expire on a day other than a Business Day, such payment shall be made, action shall be taken or period shall expire on the next following Business Day.

1.3 Knowledge

Where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of Sailfish, (a) it refers, in each case, to the actual knowledge (after reasonable inquiry, but without any requirement to make any inquiries of any Governmental Body, or to perform any search of any public registry office or system) of Paolo Lostritto without personal liability on his part, and (b) in the case of the representation and warranty in Section 3.15 (Material Facts) only, it refers to the actual knowledge (after reasonable inquiry, but without any requirement to make any inquiries of any Governmental Body, or to perform any search of any public registry office or system) of Paolo Lostritto and Bryan McKenzie, without personal liability. Where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of Mako, it refers, in each case, to the actual knowledge (after reasonable inquiry, but without any requirement to make any inquiries of any Governmental Body, or to perform any search of any public registry office or system) of Akiba Leisman, without personal liability on his part.

1.4 Statutes

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute, and all rules and regulations made under such statute, as the same may have been amended, re-enacted or replaced.

1.5 No Presumption

This Agreement is the product of negotiation by the Parties, having the assistance of counsel and other advisors. It is the intention of the Parties that no Party shall be presumed to be the drafter of this Agreement and that this Agreement shall not be construed more strictly with regard to one Party than any other Party.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale of Gold Stream and Company Interests

(a) Subject to the terms and conditions of this Agreement, on or by the First Closing Date, as applicable:

(i) Sailfish and Wexford, et al., shall have entered into the Wexford Credit Agreement and Sailfish shall have drawn down $40,000,000 under the terms of the Wexford Credit Agreement;

(ii) Sailfish and Mako shall enter into the Gold Purchase Agreement;

(iii) Sailfish shall purchase from Mako the Original Gold Stream under the terms of the Gold Purchase Agreement for the Original Stream Purchase Amount;

(iv) Sailfish shall purchase from Mako the Additional Gold Stream under the terms of the Gold Purchase Agreement for the Additional Stream Purchase Amount;

(v) Mako US shall provide the First Closing Direction to Sailfish and Sailfish shall use the Stream Purchase Amount, acting as Mako US's nominee, agent and bare trustee, to satisfy the Acquisition Purchase Price payable to Mt. Hamilton Holdings LLC and complete the Acquisition pursuant to the terms and conditions of the Acquisition Agreement; and

(vi) Sailfish shall, immediately following the closing of the Acquisition on the First Closing Date, assign and transfer to Mako US the Beneficial Ownership and Property Control.

(b) Subject to the fulfillment of the conditions precedent in Sections 5.7, 5.8 and 5.9, on the Second Closing Date, Sailfish will assign and transfer to Mako US the Registered Ownership such that Mako US shall hold all, but not less than all, of the Company Interests, free and clear of all Encumbrances.

2.2 Agent, Nominee and Bare Trustee

(a) As of the First Closing Date until the earlier of (i) the Time of Closing; and (ii) the termination of this Agreement:

(i) Mako US hereby appoints Sailfish to act as nominee, agent and bare trustee for and on behalf of Mako US, and to take all such action as directed by Mako US, as holder of the Beneficial Ownership and Property Control, including holding the Registered Ownership during the Interim Period; and

(ii) Sailfish hereby agrees act as nominee, agent and bare trustee for and on behalf of Mako US, and to take all such action as directed by Mako US, as holder of the Beneficial Ownership and Property Control, including holding the Registered Ownership during the Interim Period.

(b) For greater certainty, during the Interim Period, Mako US, as the holder of the Beneficial Interest and Property Control, will pay or cause to be paid all costs and expenses relating to the Company Interests and the Company Assets which become due from the First Closing Date including, without limitation, $300,000 payable by the Company to Waterton Nevada Splitter, LLC in satisfaction of an advance royalty payment made by Waterton Nevada Splitter, LLC on behalf of the Company.

(c)  If Sailfish is directed or otherwise required to make any payments by and on behalf of Mako US in respect of the Company Interests and the Company Assets, Mako US will use commercially reasonable efforts to provide Sailfish with sufficient funds to make any such payment at least three (3) Business Days prior to such payment being due and, in any event, within (3) three Business Days after such payment has been made.

2.3 Withholding Taxes

Notwithstanding any provision in this Agreement to the contrary, each of Mako and Mako US, as applicable, may deduct and withhold from any consideration payable or otherwise deliverable under the terms of this Agreement for such taxes or other amounts as Mako, Mako US and its Representatives, as applicable, determine are required to be deducted or withheld with respect to such payments under applicable law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SAILFISH

Sailfish represents and warrants to each of Mako US and Mako, as at the Effective Date, the First Closing Date and the Second Closing Date, as follows, and acknowledges that each of Mako US and Mako is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

3.1 Organization and Qualification of the Company

The Company is a limited liability company duly formed and validly existing under the laws of the State of Colorado and has all necessary limited liability company power, authority and capacity to own the Company Assets and to carry on its business as presently conducted. The Company is duly qualified, licensed or registered to conduct business and is in good standing in each jurisdiction in which the Company Assets are located or it conducts business.

3.2 Organization and Qualification of Sailfish

Sailfish is a corporation existing under the laws of British Virgin Islands and has all necessary corporate power, authority and capacity to enter into and perform its obligations under this Agreement.

3.3 Sailfish's Ownership of Company Interests

Sailfish has, as of the First Closing Date and the Second Closing Date, Registered Ownership of the Company Interests, free and clear of all Encumbrances save and except for the Permitted Encumbrances. Sailfish has the exclusive right to act at the direction of Mako US to dispose of the Company Interests as provided for in this Agreement. Upon completion of the transactions contemplated by this Agreement, Mako US shall have acquired, on the First Closing Date, all good and valid Beneficial Ownership and Property Control and, at the Time of Closing, all good and valid Registered Ownership and title to the Company Interests, free and clear of all Encumbrances. Sailfish is not a party to any shareholder, pooling, voting trust or other similar Contract relating to the Company Interests.

3.4 Absence of Conflicts of Sailfish

The execution, delivery and performance by Sailfish of this Agreement, and the consummation of the transactions contemplated by this Agreement, does not and will not, in any material respect, constitute or result in a breach or violation of, contravene, or conflict with, or cause the termination or revocation of, or result in any default under, or allow any Person to exercise any rights under, Sailfish's Constating Documents or any Contract, Order, Authorization or applicable Law to which Sailfish is a party or subject, or by which Sailfish is bound or affected.

3.5 Execution and Binding Obligation

(a) Sailfish has the requisite corporate power, authority and capacity to enter into this Agreement and to perform its obligations hereunder and to complete the transactions contemplated by this Agreement.

(b) The execution, delivery and performance by Sailfish of this Agreement and the Gold Purchase Agreement, and the consummation of the transactions contemplated by this Agreement and the Gold Purchase Agreement, have been authorized by all necessary action on the part of Sailfish.

(c) This Agreement has been duly executed and delivered by Sailfish, and constitutes a legal, valid and binding obligation of Sailfish enforceable against Sailfish in accordance with its terms, subject only to any limitation under Laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

3.6 Regulatory Approvals

No Order or Authorization of, filing or application with, or notice to any Governmental Body is required on the part of Sailfish in connection with the execution and delivery of this Agreement or the Gold Purchase Agreement, or the performance of Sailfish's obligations hereunder or thereunder, other than obtaining the Sailfish TSXV approval, all requisite Sailfish shareholder approval, and as would not reasonably be expected to prevent, materially delay or materially impede the ability of Sailfish to perform its obligations or to consummate the transactions contemplated under this Agreement and the Gold Purchase Agreement.

3.7 Required Authorizations

To the knowledge of Sailfish, the Company has all the required Authorizations necessary for the Company to own the Company Assets and conduct its business and operations as presently conducted in all material respects. To the knowledge of Sailfish, such Authorizations are valid, subsisting and in good standing, and in full force and effect, and there are no outstanding material defaults or breaches under any such Authorizations on the part of the Company. To the knowledge of Sailfish, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Authorization.

3.8 Capitalization

To the knowledge of Sailfish, at the Effective Date, the First Closing Date and at the Second Closing, the Company Interests will constitute all of the securities or membership interests in the capital of the Company.

3.9 Subsidiaries

The Company does not have any subsidiaries and does not hold any shares, securities, equity, joint venture, partnership or other ownership interest in any other Person or entity.

3.10 Anti-Corruption and Anti-Money Laundering

(a) Neither Sailfish, nor any of its Affiliates, directors, officers or employees, nor, to the knowledge of Sailfish, any agents or other Persons acting on behalf of any of the foregoing, has, in connection with the business of Sailfish or the Company:

(i) violated the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act of 1998, as amended, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act of 2000, as amended, or any similar anti-corruption or anti-bribery Laws, if and to the extent applicable (collectively, "Anti-Corruption Laws");

(ii) made, offered or promised to make, or authorized the payment or giving of money, or anything else of value, to any: (A) executive, official, employee or Person acting in an official capacity for or on behalf of a Governmental Body or a public international organization (e.g., the International Monetary Fund or the World Bank), (B) political party or official thereof, or candidate for political office (each of the foregoing a "Government Official"), or (C) other Person, while knowing or believing that all or some portion of the money or value shall be offered, given or promised to a Government Official or other Person for the purposes of obtaining or retaining business or securing any improper advantage, or in other circumstances when such offer, payment or promise would be unlawful, in each case, in violation of applicable Anti-Corruption Laws; or

(iii) to the knowledge of Sailfish, been subject to any investigation by any Governmental Body with regard to any actual or alleged breach of any relevant Anti-Corruption Law.

(b) Sailfish is in compliance with all Laws related to the prevention of money laundering and terrorist financing in the jurisdictions in which Sailfish operates.

3.11 Litigation

There are no Claims in progress, pending or, to the knowledge of Sailfish, threatened against or relating to Sailfish or the Company, which, if determined adversely to Sailfish or the Company, would:

(a) prevent Sailfish from fulfilling its obligations set out in or arising from this Agreement or the Gold Purchase Agreement; or

(b) enjoin or restrict or prohibit the transfer of the Company Interests from Sailfish to Mako US as contemplated by this Agreement.

3.12 Insolvency

Sailfish is not insolvent, nor has Sailfish committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt, taken any proceeding to have a receiver appointed for any part of its assets, had an encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.

3.13 Brokers

No broker is entitled to any fee or commission from Sailfish in connection with the transactions contemplated by this Agreement.

3.14 Competition Act

To the knowledge of Sailfish, neither the aggregate value of the Company Assets nor the gross revenues from sales in or from Canada generated from those assets, as determined in accordance with Part IX of the Competition Act (Canada) meet or exceed the applicable threshold for any pre-closing notification or review as the case may be and neither Sailfish nor the Company has (i) a place of operations in Canada, (ii) individuals in Canada employed or self-employed in connection with its operations or (iii) assets in Canada used in carrying on their operations.

3.15 Material Facts

In each case to the knowledge of Sailfish, no representation or warranty of Sailfish in this Agreement, or in any certificate furnished to Mako US and/or Mako pursuant to any provision of this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements herein or therein true in any material respect.

3.16 Required Consents

Other than obtaining the required Sailfish TSXV Approval and the requisite approval of Sailfish's shareholders, the execution, delivery, and performance by Sailfish of this Agreement, and the consummation of the transactions contemplated hereby, does not and will not require the consent, approval or waiver of, or notice to any Person under any material Contract to which Sailfish is party or by which Sailfish is bound or to which its business or assets are subject.

3.17 Seller Credit Agreement and Financing Documents

(a) Sailfish has made available to Mako US and Mako a true and complete copy of the Wexford Credit Agreement and the Security Documents (as such term is defined in Wexford Credit Agreement) (collectively, the "Financing Documents").

(b) Sailfish represents that each of the Financing Documents is (i) in full force and effect and constitutes a legal, valid and binding agreement of each of Sailfish and the other parties thereto, enforceable against them in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction, and (ii) has not been amended, restated, supplemented, modified, withdrawn or terminated in any respect.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF MAKO US AND MAKO

Each of Mako US and Mako, as applicable, represents and warrants to Sailfish as follows as at the Effective Date, the First Closing Date and the Second Closing, and acknowledges that Sailfish is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

4.1 Organization and Qualification of Mako

Mako is a corporation validly existing under the laws of the Province of British Columbia, and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted.

4.2 Organization and Qualification of Mako US

Mako US is a corporation validly existing under the laws of the State of Arizona, and has all necessary corporate power, authority and capacity to own its assets and to carry on its business as presently conducted.

4.3 No Conflicts

The execution, delivery and performance by each of Mako US and Mako of this Agreement and the Gold Purchase Agreement, as applicable, and the consummation of the transactions contemplated by this Agreement, do not and shall not:

(a) constitute or result in a breach or a violation of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of the Constating Documents of either Mako US or Mako;

(b) constitute or result in a breach or violation of, or allow any Person to validly exercise any rights under, any Contract to which either Mako US or Mako is a party; and

(c) to the knowledge of Mako, result in the violation of any Laws applicable to Mako, save as would not reasonably be expected to have a Material Adverse Effect with respect to Mako US and Mako, in each case, other than such as would not reasonably be expected to prevent, unreasonably materially delay or unreasonably materially impede the ability of either Mako US or Mako to perform its obligations under this Agreement, or to consummate the transactions contemplated by this Agreement.

4.4 Required Consents

Other than obtaining the required Mako TSXV Approval and the requisite approval of Mako's shareholders, the execution, delivery, and performance by Mako US and Mako of this Agreement and the Gold Purchase Agreement, as applicable, and the consummation of the transactions contemplated hereby, does not and will not require the consent, approval or waiver of, or notice to any Person under any material Contract to which either Mako US or Mako is party or by which either Mako US or Mako is bound or to which its business or assets are subject.

4.5 Required Authorizations

Other than in connection with the Mako TSXV Approval, no material filing with, notice to or material Authorization of any Governmental Body is required on the part of Mako US or Mako as a condition to the lawful completion of the transactions contemplated by this Agreement and the Gold Purchase Agreement other than as would not reasonably be expected to prevent, materially delay or materially impede the ability of Mako US or Mako to perform its obligations or to consummate the transactions contemplated under this Agreement and the Gold Purchase Agreement.

4.6 Execution and Binding Obligation

(a) Each of Mako US and Mako has the requisite corporate power, authority and capacity to enter into this Agreement, and to perform its obligations hereunder and to complete the transactions contemplated by this Agreement.

(b) The execution, delivery and performance by each of Mako US and Mako of this Agreement, and the consummation of the transactions contemplated hereunder have been authorized by all necessary action on the part of Mako US and Mako.

(c) The Agreement has been duly executed and delivered by Mako US and Mako, and constitutes a legal, valid and binding obligation of each of Mako US and Mako, enforceable against each of Mako US and Mako in accordance with its terms, subject only to any limitation under Laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement and other Laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.7 Litigation

There are no Claims in progress, pending or, to the knowledge of either Mako US or Mako, threatened against or relating to Mako US or Mako, which, if determined adversely to Mako, would:

(a) prevent either Mako US or Mako from fulfilling its any of its obligations set out in this Agreement or arising from this Agreement; or

(b) enjoin or restrict or prohibit the transfer of the Company Interests from Sailfish to Mako as contemplated by this Agreement.

4.8 Insolvency

Neither Mako US nor Mako is not insolvent, nor has either of Mako US or Mako committed an act of bankruptcy, proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt, taken any proceeding to have a receiver appointed for any part of its assets, had an encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its respective property.

4.9 Brokers

Stifel Nicolaus Canada Inc. has been retained by the Special Committee of the Board of Directors of Mako in connection with the transactions contemplated by this Agreement, and is entitled to a fee or commission from Mako in connection with its services thereunder.

ARTICLE 5
CLOSING AND DELIVERIES

5.1 First Closing Date

Subject to compliance with the terms and conditions hereof, the transfer and assignment of the Beneficial Ownership and Property Control from Sailfish to Mako US shall be deemed to take effect as of the First Closing Date, and, for the term of the Interim Period (and, for greater certainty, until immediately after the consummation of the Fallback Sale, if applicable) Sailfish will hold the Registered Ownership as nominee, agent and bare trustee for an on behalf of Mako US. Unless otherwise agreed, all actions to be taken and all documents to be executed and delivered by the Parties on the First Closing Date will be deemed to have been taken, executed and delivered simultaneously, and no proceedings will be deemed taken, nor any document deemed executed or delivered, until all such proceedings have been taken, and all such required documents executed and delivered.

5.2 First Closing Date Deliveries of Sailfish

On or before the First Closing Date, Sailfish shall deliver or cause to be delivered to Mako and/or Mako US, as applicable:

(a) any required certificates, instruments of conveyance and documents required to transfer and assign to Mako US the Beneficial Ownership and Property Control; and

(b) the Gold Purchase Agreement duly executed by Sailfish.

5.3 First Closing Date Deliveries of Mako and/or Mako US

On or before the First Closing Date, Mako and/or Mako US, as applicable, shall deliver or cause to be delivered to Sailfish:

(a) the First Closing Direction; and

(b) the Gold Purchase Agreement duly executed by Mako.

5.4 Second Closing Date

Subject to compliance with the terms and conditions hereof, the transfer of the Registered Ownership shall be deemed to take effect as at the Time of Closing. The Second Closing shall take place electronically. Unless otherwise agreed, all actions to be taken and all documents to be executed and delivered by the Parties at the Second Closing will be deemed to have been taken, executed and delivered simultaneously, and no proceedings will be deemed taken, nor any documents deemed executed or delivered, until all such proceedings have been taken, and all such required documents executed and delivered.

5.5 Second Closing Date Deliveries of Sailfish

On or before the Second Closing Date, Sailfish shall deliver or cause to be delivered to Mako:

(a) a certificate of an officer of Sailfish, dated the Second Closing Date, representing and certifying that the conditions set forth in Sections 5.8(a) and 5.8(c) have been fulfilled;

(b) assignments or other instruments of transfer duly endorsed in blank, or accompanied by share powers or other instruments of transfer duly executed in blank, and otherwise in form and substance satisfactory to Mako US, acting reasonably, for transfer of the Company Interests to Mako US;

(c) a written resignation and release from each of the officers and managers of the Company, with such resignations to be effective as of the Time of Closing;

(d) certified copies of the resolutions of the board of Sailfish and the Company, as applicable, approving the execution, delivery and performance of the Financing Documents, the Acquisition Agreement, this Agreement and the Gold Purchase Agreement;

(e) a certificate of status, compliance, good standing or like certificate with respect to each of Sailfish and the Company issued by the appropriate Governmental Body in its jurisdiction of existence, dated not more than four Business Days prior to the Second Closing Date;

(f) evidence of any security interests granted by the Company or Sailfish in connection with the Company or the Company Assets;

(g) jointly signed instruction letter to the U.S. Bureau of Land Management requesting that the name and address of the responsible operator be changed to Mako US or its designee;

(h) evidence of receipt of the Sailfish TSXV Approval;

(i) evidence of consent of Mt. Hamilton Holdings LLC to the transfer and assignment of the Company Interests pursuant to this Agreement;

(j) assignment and assumption agreement in respect of the Notice, Consent and Acknowledgement agreement signed by Mt. Hamilton Holdings LLC, Mt. Hamilton LLC, Sandstorm Gold Ltd. and Mt. Hamilton LLC; and

(k) such other certificates, instruments of conveyance and documents required by this Agreement or as may reasonably be requested by Mako US and/or Mako and agreed to by Sailfish to carry out the intent and purposes of this Agreement.

5.6 Second Closing Date Deliveries of Mako US and Mako

On or before the Second Closing Date, Mako US and/or Mako, as applicable shall deliver or cause to be delivered to Sailfish:

(a) a certificate of an officer of Mako and/or Mako US, dated the Second Closing Date, representing and certifying that the conditions set forth in Sections 5.9(a) and 5.9(c) have been fulfilled;

(b) certified copies of the resolutions of the board of directors of Mako US and/or Mako approving the execution, delivery and performance of this Agreement and the Gold Purchase Agreement;

(c) a certificate of status, compliance, good standing or like certificate with respect to each of Mako US and Mako issued by the appropriate Governmental Body in its jurisdiction of existence, dated not more than four Business Days prior to the Second Closing Date;

(d) evidence of receipt of the Mako TSXV Approval;

(e) assignment and assumption agreement in respect of the Notice, Consent and Acknowledgement agreement signed by Mt. Hamilton Holdings LLC, Mt. Hamilton LLC, Sandstorm Gold Ltd. and Mt. Hamilton LLC;

(f) assignment and assumption agreement in respect of the Acquisition Agreement signed by Mako US; and

(g) such other certificates, instruments of conveyance and documents required by this Agreement or as may reasonably be requested by Sailfish and agreed to by Mako US and/or Mako, as applicable, to carry out the intent and purposes of this Agreement.

5.7 Mutual Conditions of Second Closing

The obligations of Sailfish, Mako US and Mako to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment as of the Second Closing Date of each of the following conditions, which are for the benefit of Sailfish, Mako US and/or Mako, and may be waived in writing by the mutual consent of Sailfish, Mako US and/or Mako, as applicable:

(a) the respective TSXV Approvals and any required shareholder approvals shall have been obtained and such approvals shall remain in full force and effect;

(b) completion of the Acquisition and completion of all actions obligations of the Parties hereto required as of the First Closing Date under the terms hereof;

(c) no preliminary or permanent injunction or other Order or Law applicable to Sailfish, or Mako US or Mako shall have been enacted, issued, promulgated, enforced or entered by any Governmental Body, which enjoins, prohibits, or otherwise makes illegal the transactions contemplated by this Agreement.

5.8 Conditions of Second Closing in Favour of Mako US and/or Mako

The obligations of Mako US and/or Mako to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment as of the Second Closing of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, Mako US and/or Mako, as applicable:

(a) all representations and warranties of Sailfish contained in this Agreement shall be deemed to have been made again at and as of the Second Closing Date, and shall then be true and correct in all material respects or, in the case of any representations and warranties qualified by materiality or Material Adverse Effect, in all respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date);

(b) the special committee of the board of directors of Mako shall have received an opinion from Stifel Nicolaus Canada Inc. that the acquisition of the Company Interests is fair from a financial point of view to Mako and the shareholders of Mako;

(c) Sailfish shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Second Closing Date, and all deliveries contemplated by Section 5.5 shall have been tabled.

5.9 Conditions of Second Closing in Favour of Sailfish

The obligations of Sailfish to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment as of the Second Closing of each of the following conditions, which are for the exclusive benefit of, and may be waived in writing by, Sailfish:

(a) all representations and warranties of each of Mako US and Mako contained in this Agreement shall be deemed to have been made again at and as of the Second Closing Date, and shall then be true and correct in all material respects or, in the case of any representations and warranties qualified by materiality or Material Adverse Effect, in all respects (except to the extent such representations and warranties expressly relate to an earlier date, and in such case, shall be true and correct, or true and correct in all material respects, as applicable, on and as of such earlier date);

(b) Sailfish shall have received an opinion, oral or written, from Infor Financial Inc. that the transactions contemplated by this Agreement and the Term Sheet are fair from a financial point of view to Sailfish and the shareholders of Sailfish; and

(c) Each of Mako US and Mako shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by them on or prior to the Second Closing Date, and all deliveries contemplated by Section 5.6 shall have been tabled.

5.10 Actions to Satisfy Second Closing Conditions

(a) Sailfish shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions set out in this Article 5 which are for the benefit of Mako US and/or Mako, to the extent the same are within the control of Sailfish, and take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated hereby, including using commercially reasonable efforts to obtain or cooperate with Mako US and Mako to obtain any and all consents, approvals and waivers of any Person required to consummate the transactions contemplated by this Agreement.

(b) Each of Mako US and Mako shall use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions set out in this Article 5 which are for the benefit of Sailfish, to the extent the same are within the control of Mako US and/or Mako, and take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated hereby, including using commercially reasonable efforts to obtain or cooperate with Sailfish to obtain any and all consents, approvals and waivers of any Person required to consummate the transactions contemplated by this Agreement.

(c) Except as otherwise contemplated by this Agreement, each Party shall, at the expense of the requesting Party, use commercially reasonable efforts to cooperate as necessary or in such manner as such other Party may reasonably request in the making of all necessary filings and applications required in order to obtain any consents and make any necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein.

5.11 TSXV Approvals

(a) Each of Sailfish and Mako shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable to promptly obtain their respective TSXV Approval. As promptly as reasonably practicable after the date hereof, each of Sailfish and Mako shall make all necessary or advisable filings, notifications and other submissions required to be made to the Exchange in order to obtain their respective TSXV Approval, and shall promptly respond to any requests made by the Exchange for further information, revised filings or other submissions.

(b) Each of Sailfish and Mako shall use commercially reasonable efforts to provide the other with a reasonable opportunity to review and comment on filings, notifications and other submissions made by either Party to the Exchange in connection with their respective TSXV Approval, and shall consider in good faith all comments provided by the other Party. Each of Sailfish and Mako shall provide the other with copies of all material written communications from the Exchange to such Party and shall keep each other apprised of all discussions and communications between such Party and the Exchange regarding their TSXV Approval.

(c) Each of Sailfish and Mako shall promptly and from time to time notify the other following receipt of all and any material portion of its TSXV Approval.

5.12 Shareholder Approvals

Each of Sailfish and Mako shall use commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary or advisable, as soon as practicable following the execution of this Agreement, to coordinate the calling by each such Party of its respective meeting of shareholders, and complete the mailing of the requisite shareholder materials to its respective shareholders in order to obtain all required shareholder approvals to complete the Second Closing as soon as practicable following the receipt of the respective applicable Exchange approvals.

5.13 Seller Credit Agreement

Sailfish shall (i) refrain from taking, directly or indirectly, any action that would reasonably be expected to result in an Event of Default (as such term is defined in Wexford Credit Agreement) under the Financing Documents, and (ii) give Mako US and Mako prompt notice of any breach or threatened breach of, or Event of Default, anticipated or otherwise, under the Financing Documents.

ARTICLE 6
COVENANTS

6.1 Access

During the Interim Period, including without limitation, as part of the Beneficial Ownership and Property Control, at their own sole risk and expense, each of Mako US, Mako and their Representatives shall (a) have full access to the premises and properties forming the Company Assets; and (b) full access to and the right to inspect the Books and Records, Contracts and other documents and data related to the Company and the Company Assets.

6.2 Prohibited Actions Prior to the Second Closing

Except as (a) may be approved by Mako US in writing, or (b) otherwise expressly permitted, required or contemplated by this Agreement, during the Interim Period, Sailfish shall cause the Company not to (and shall not enter into any Contract with respect to any of the matters contemplated in this Section 6.2):

(a) amend the Constating Documents of the Company;

(b) authorize for issuance, issue, sell, grant, pledge, deliver, transfer or assign, or agree or commit to issue, sell, grant, pledge, deliver, transfer or assign, any membership interest or other form of ownership interest of the Company or any securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire any of the foregoing, or permit any Encumbrance to be imposed on any of the Company Interests;

(c) declare, set aside or pay any dividend on or make any distribution or payment or return of capital in respect of any equity securities of the Company;

(d) acquire by merger or consolidation with, or purchase of a substantial portion of the assets or stock of, or by any other manner, any business or any Person;

(e) acquire or lease (as lessor or lessee), or enter into any Contract for the acquisition or lease of, any properties (including real property) or assets other than in the Ordinary Course;

(f) sell, transfer, lease, license, assign, pledge, encumber or otherwise dispose of any Company Assets other than in the Ordinary Course;

(g) incur any capital expenditure, individually or in the aggregate, which exceed $50,000;

(h) enter into or renew any Contracts containing, or otherwise subjecting the Company to, any material obligations or restrictions on the operation of the business of the Company following the Second Closing;

(i) terminate, amend or modify any Material Contract, or enter into any new Contract that would be a Material Contract under the definition of Material Contract if entered into prior to the Effective Date;

(j) make any material change in any method of accounting or accounting practice or principle of the Company, other than those required by IFRS or applicable Law;

(k) make or change any material Tax election relating to the income tax classification of the Company, file any material Tax Return other than on a basis materially consistent with past practice, file any amended Tax Return, adopt or change any material accounting method for Tax purposes (unless required by Law), settle any material Tax claim or assessment relating to the Company or surrender any material right to claim a refund for Taxes;

(l) make any loans, advances or capital contributions to, or investments in, any other Person;

(m) create, incur or assume any obligations with respect to any Indebtedness of the Company, or assume, guarantee, endorse or otherwise become liable for any Indebtedness, or guarantee any Indebtedness, of another Person;

(n) do any act or thing or refrain from doing any act or thing that would render or cause any of the representations and warranties of Sailfish to be untrue; or

(o) mortgage, pledge or otherwise Encumber or cause to be Encumbered any Company Assets, other than with respect to Permitted Encumbrances, as applicable.

6.3 Notice of Certain Events

(a) During the Interim Period, Sailfish will promptly notify Mako US and Mako, in writing, of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or would reasonably be expected to result in, any representation or warranty made by Sailfish in this Agreement not being true and correct in any material respect, or (C) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Section 5.7 and 5.8 to be satisfied;

(ii) any notice from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(iii) any written notice from any Governmental Body in connection with the transactions contemplated by this Agreement; and

(iv) any Claims commenced or, to the knowledge of Sailfish, threatened against, relating to, involving or otherwise affecting Sailfish, the Company or the business and operations of the Company that, if pending on the Second Closing Date, would have been required to have been disclosed pursuant to this Agreement or that relate to the consummation of the transactions contemplated by this Agreement.

The receipt of information by Mako US and Mako pursuant to this Section 6.3(a) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Sailfish in this Agreement.

(b) During the Interim Period, Mako US and/or Mako, as applicable, will promptly notify Sailfish, in writing, of:

(i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has resulted in, or would reasonably be expected to result in, any representation or warranty made by Mako US or Mako in this Agreement not being true and correct in any material respect, or (B) has resulted in, or would reasonably be expected to result in, the failure of any of the conditions set forth in Sections 5.7 and 5.9 to be satisfied;

(ii) any written notice from any Governmental Body in connection with the transactions contemplated by this Agreement; and

(iii) any Claims commenced or, to the knowledge of Mako US or Mako, threatened against, relating to, involving or otherwise affecting Mako US or Mako that, if pending on the Second Closing Date, would have been required to have been disclosed pursuant to this Section 6.3(b) or that relate to the consummation of the transactions contemplated by this Agreement.

Sailfish's receipt of information pursuant to this Section 6.3(b) shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Mako US or Mako in this Agreement.

6.4 Public Announcements and Confidentiality

(a) Subject to Sections 6.4(b), 6.4(c) and 6.4(d) below, each Party shall keep confidential and not use, reveal, provide or transfer to any other Person any Confidential Information received from any other Party or their respective Representatives without the prior written consent of such other Party, except: (i) to the extent that disclosure is required by Law; (ii) information that, at the time of disclosure, is generally available to the public (other than as a result of a breach of this Agreement or any other confidentiality agreement to which such Party is a party or of which it has knowledge), as evidenced by generally available documents or publications; and (iii) information that was in such Party's possession before the Effective Date (as evidenced by appropriate written materials) and was not acquired directly or indirectly from any other Party or their respective Representatives. Each Party shall continue to be bound by this Section 6.4(a) until the earlier of the date that is two years after the termination of this Agreement.

(b) No press release, public statement or announcement, or other public disclosure with respect to this Agreement or the transactions contemplated by this Agreement may be made except with the prior written consent and joint approval of Mako and Sailfish, or if required by Law or a Governmental Body. Where the public disclosure is required by Law or a Governmental Body, the Party required to make the public disclosure shall use commercially reasonable efforts to obtain the prior written consent of the other Party as to the form, nature and extent of the disclosure.

(c) The Parties shall be permitted to make any disclosure or filing required by applicable securities Laws and the rules and policies of the Exchange in order to obtain the Sailfish TSXV Approval and the Mako TSXV Approval and the respective requisite shareholder approval by each of Sailfish and Mako. Each Party shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review or comment on the disclosure or filing, and such Party shall give reasonable consideration to any comments made by the other Parties and their outside legal counsel, and if such prior notice is not possible, shall give such notice promptly following the making of such disclosure or filing.

(d) The Parties acknowledges that each of Sailfish and Mako may file this Agreement (with such redactions as may be mutually agreed upon between such parties, each acting reasonably) and a material change report relating thereto on SEDAR+.

6.5 Exclusivity

Neither Sailfish nor any of Sailfish's Representatives shall, at any time from the date hereof until the termination of this Agreement, solicit, encourage, discuss, negotiate or entertain any proposals from or provide financial, operating or any other non-public information to, any party other than Mako US and Mako and their Representatives with respect to the sale to or purchase by any party other than Mako US and Mako (or an Affiliate thereof) of the Company Interests, any of the Company Assets or the business of the Company, in whole or in part, whether directly or indirectly, through a sale of assets or shares, a merger, amalgamation, consolidation or other similar transaction. Sailfish and Sailfish's Representatives shall immediately cease and terminate any existing discussions, conversations, negotiations and other communications with any Persons currently conducted with respect to any of the foregoing, and notify Mako regarding any contact between Sailfish or any of Sailfish's Representatives and any Person regarding any such offer, proposal or inquiry.

6.6 Tax Matters

(a) Tax Characterization. Each of the Parties acknowledge and agree that, for United States federal, and applicable state and local, income Tax purposes, Mako US's acquisition of Beneficial Ownership and Property Control on the First Closing Date shall be treated as a purchase of the Company Assets by Mako US from Mt. Hamilton Holdings LLC.

(b) Tax Allocation. Sailfish shall cause to be provided to Mako US and Mako Mt. Hamilton Holding LLC's proposed allocation of the purchase price for the Company Interests (plus any assumed liabilities and other relevant items treated as having been paid for the Company Interests) paid by Sailfish, as nominee, agent and bare trustee for Mako US, among Company Assets based on the relative fair market values of such Company Assets (the "Allocation") within 120 days following the Second Closing Date, and Mako US and/or Mako shall respond within 90 days of receipt, providing either (i) its acceptance of such proposed Allocation or (ii) any objections, in which case Mako US and Mako shall also provide its determination of the Allocation and other applicable items. The Allocation shall be revised from time to time, in a manner consistent with the residual method under Section 1060 of the Code, to take into account any increase or decrease to the purchase price on account of any adjustment. Sailfish shall, and shall cause Mt. Hamilton Holding LLC to cooperate with Mako US and/or Mako, as applicable, in preparing, signing and filing all income and other Tax Returns relating to the purchase and sale of the Company Interests.

(c) Tax Returns. In the case of any taxable period that includes (but does not end on) the Second Closing Date (a "Straddle Period"), Mako US shall prepare or cause to be prepared, and file or cause to be filed, any Tax Returns of the Company for such Tax periods ("Straddle Tax Returns") in a manner consistent with past practice and methods unless otherwise required by applicable Law. Mako US shall provide a copy of each such Tax Return to Sailfish for review and comment no later than 30 days prior to the deadline for filing each such Tax Return, taking into account all applicable extensions, and shall in good faith take into account such changes to each such Tax Return as may be reasonably requested by Sailfish. Mako US, as holder of the Beneficial Interest and Property Control, shall be responsible for all Taxes associated with the Company whether or not such Taxes are directly borne by the Company.

(d) Tax Notices. If, after the Second Closing Date, any of Mako US, Mako or the Company receives any notice, letter, correspondence, claim or decree from any Tax Authority relating to any Taxes or Tax Returns for which Sailfish may be responsible (including pursuant to this Agreement) (a "Tax Notice"), Mako US or Mako shall, and shall cause the Company to, deliver, within 10 days of receipt by Mako US and/or Mako, such Tax Notice to Sailfish. The failure of Mako US and/or Mako to provide notice as described above shall not affect the obligations of Mako US and/or Mako under this Agreement, except to the extent Sailfish is prejudiced by their failure to provide the requisite notice.

(e) Transfer Taxes. Mako US shall pay in a timely manner 100% of all local, foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees incurred in connection with or, as a result of the execution of, this Agreement, or the consummation of the transactions contemplated hereby, together with any inflation adjustment, interest, additions or penalties with respect thereto and any inflation adjustment or interest with respect to such additions or penalties ("Transfer Taxes"). Mako US shall, at its own expense, prepare and file, or cause to be prepared and filed, all Tax Returns or other documentation with respect to such Transfer Taxes, and Sailfish shall cooperate in preparation and filing such documents upon Mako US's reasonable request.

6.7 Specific Performance

The Parties agree that irreparable harm may occur, for which Damages may not be an adequate remedy at Law, in the event that any of the covenants or agreements of the Parties in this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of any covenant or agreement of this Agreement by a Party, the other applicable Party shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief, specific performance or other equitable relief. Each Party agrees not to object or raise any objection to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law, or to prevent or restrain breaches or threatened breaches of this Agreement by any other Party, and to specifically enforce the terms of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, this Agreement. Such remedies shall not be the exclusive remedies for any breach or threatened breach of any covenant or agreement of this Agreement, but shall be in addition to all other remedies that may be available at Law or equity to each of the Parties and, in the event that injunctive relief, specific performance or other applicable equitable remedy is not available from a court of competent jurisdiction, Damages may be sought by any Party in accordance with the terms of this Agreement.

6.8 Reclamation Bonds

(a) Following the Closing, each Party shall use its commercially reasonable efforts to cooperate with and assist the other Party in effecting the transfer or substitution of such guarantees, letters of credit, bonds, security deposits or other surety obligations and evidence of financial capacity, in each case acceptable to the relevant Governmental Body, as may be necessary to transfer or substitute, as applicable, the Reclamation Bonds (the "Replacement Bonds"), and the procurement of the Replacement Bonds by Mako US.

(b) Within 90 days after the Second Closing, Mako US shall deliver to the applicable Governmental Body duly executed Replacement Bonds, and Mako US shall use its commercially reasonable efforts to cause such agencies to fully and unconditionally Mako and its Affiliates from all obligations relating to the Reclamation Bonds and any liabilities related thereto.

ARTICLE 7
TERMINATION

7.1 Termination Rights

This Agreement may be terminated by notice in writing given at or prior to the Time of Closing:

(a) by mutual written consent of the Parties;

(b) by Mako US and Mako, by written notice to Sailfish, if:

(i) any of the conditions in Section 5.7 or Section 5.8 have not been satisfied or waived by the Outside Date, except that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available if the failure of such condition to be satisfied was caused by or resulted from Mako US's or Mako's failure to perform, comply with or fulfill any of its obligations or covenants in this Agreement to be performed, complied with or fulfilled prior to the Second Closing, or breach of any of its representations and warranties in this Agreement,

(c) by Sailfish, by written notice to Mako US and Mako, if:

(i) any of the conditions in Section 5.7 or Section 5.9 have not been satisfied or waived by the Outside Date, except that the right to terminate this Agreement under this Section 7.1(c)(i) shall not be available if the failure of such condition to be satisfied was caused by or resulted from Sailfish's failure to perform, comply with or fulfill any of its obligations or covenants in this Agreement to be performed, complied with or fulfilled prior to the Second Closing, or breach of any of its representations and warranties in this Agreement;

(d) by Mako US and Mako or Sailfish in the event that (i) there shall be any Law that makes the consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Body shall have issued an Order restraining or enjoining the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable; or

(e) by Mako or Sailfish in the event that either Sailfish or Mako, following the use of commercial best efforts to do so, fails to obtain the required shareholder and/or regulatory approvals to close the transfer of the Registered Ownership from Sailfish to Mako, which event shall trigger Fallback Sale.

7.2 Termination Procedure

(a) If this Agreement is terminated pursuant to Section 7.1:

(i) all information, documents or other materials received by Sailfish from Mako US and/or Mako, or by Mako US and/or Mako from Sailfish shall be treated as Confidential Information;

(ii) any filings, applications and other submissions made pursuant to this Agreement shall, to the extent practicable, be withdrawn from the Governmental Body or other Person to which made; and

(iii) the obligations provided for in this Section 7.2(a) shall survive any such termination.

(b) If this Agreement is terminated pursuant to Section 7.1(a), this Agreement shall after such termination have no further force and effect and there shall be no liability or obligation hereunder on the part of either Party except that:

(i) this Article 7, Section 6.4(a), Section 6.7 and Article 8 shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof; and

(ii) nothing in this Article 7 will relieve any Party from liability for willful breaches of this Agreement.

(c) If this Agreement is terminated pursuant to Section 7.1(e) (a "Fallback Sale"):

(i) Mako US and Mako irrevocably directs Sailfish, as its nominee, agent and bare trustee, to transfer the entirety of the Company Interests to Wexford, or a United States subsidiary of Wexford, upon satisfaction of the purchase price therefor payable by Wexford or its United States subsidiary to Mako US equal to the $40,000,000 principal, plus any interest and other amounts outstanding under the Wexford Credit Agreement (the "Fallback Purchase Price");

(ii) Mako US and Mako shall jointly direct Wexford, or its United States subsidiary as applicable, to pay that portion of the aggregate Fallback Purchase Price to Sailfish in full satisfaction of their respective repayment obligations to Sailfish, being the repayment by Mako to Sailfish of the Stream Purchase Amount (the "Stream Repayment"), and Sailfish shall irrevocably accept the Stream Repayment in full and final satisfaction of all Mako's obligations under the Gold Purchase Agreement, and the Gold Purchase Agreement shall automatically terminate and be rescinded, ab initio, and have no further force or effect under the terms thereof;

(iii) that portion of the Fallback Purchase Price paid to Sailfish that exceeds the amount of the Stream Repayment shall represent the fee payable to Sailfish for acting as nominee, agent and bare trustee for and on behalf of Mako US under the terms of this Agreement (the "Agency Fee"), and Sailfish shall irrevocably accept such payment in full and final satisfaction of all obligations of Mako and  Mako US, as applicable, to Sailfish in respect of its role as nominee, agent and bare trustee for and on behalf of Mako US under the terms of this Agreement;

(iv) immediately after the conclusion of step (iii) above, Sailfish shall cease to act as nominee, agent and bare trustee for and on behalf of Mako US;

(v) Sailfish shall use the aggregate amount of the Stream Repayment and the Agency Fee to set-off all amounts owing by Sailfish to Wexford and the Lenders under the Wexford Credit Agreement in full and final satisfaction of all Sailfish's obligations under the terms of the Wexford Credit Agreement; and

(vi) each of the Parties will execute any and all necessary instruments, certificates, directions, agreements and other documents as may be reasonably required to effect the foregoing,

and the parties agree to act expeditiously to complete each of the above-noted steps promptly upon notice by either party that it has failed to obtain the requisite shareholder and/or regulatory approvals to close the transfer of the Registered Ownership from Sailfish to Mako, and the Fallback Sale shall be completed as soon as reasonably practicable.

ARTICLE 8
SURVIVAL AND INDEMNIFICATION

8.1 Survival of Representations, Warranties and Covenants of Sailfish

The representations and warranties of Sailfish contained in this Agreement shall survive the Second Closing until the date that is 24 months following the Second Closing Date and, notwithstanding the Second Closing, shall continue in full force and effect for the benefit of Mako during such period, except that:

(a) the Sailfish Fundamental Representations shall survive and continue in full force and effect until the expiration of applicable limitation periods imposed by applicable Law; and

(b) a Claim for any breach of any of the representations and warranties of Sailfish contained in this Agreement involving fraud, willful misconduct or intentional misrepresentation may be made at any time following the Second Closing Date.

Each covenant, obligation or agreement of Sailfish which, by its terms, contemplates performance, in whole or in part, after the Second Closing, shall survive the Second Closing until the full performance of such covenant, obligation or agreement.

8.2 Survival of Representations, Warranties and Covenants of Mako US and Mako

The representations and warranties of Mako US and Mako contained in this Agreement shall survive the Second Closing until the date that is 24 months following the Second Closing Date and, notwithstanding the Second Closing, shall continue in full force and effect for the benefit of Sailfish during such period, except that:

(a) the Mako Fundamental Representations shall survive and continue in full force and effect until the expiration of applicable limitation periods imposed by applicable Law; and

(b) a Claim for any breach of any of the representations and warranties of Mako US and/or Mako contained in this Agreement involving fraud, willful misconduct or intentional misrepresentation may be made at any time following the Second Closing Date.

Each covenant, obligation or agreement of Mako US and/or Mako which, by its terms, contemplates performance, in whole or in part, after the Second Closing, shall survive the Second Closing until the full performance of such covenant, obligation or agreement.

8.3 Indemnification by Seller

Subject to the limitations set out elsewhere in this Article 8, Sailfish shall indemnify and save harmless each of Mako US and Mako from and against all Damages suffered or incurred by Mako US and/or Mako as a result of, or arising directly or indirectly out of, or in connection with:

(a) any inaccuracy or breach by Sailfish of any representation or warranty of Sailfish contained in this Agreement; and

(b) any breach or non-performance by Sailfish of any covenant contained in this Agreement.

8.4 Indemnification by Mako US and/or Mako

Subject to the limitations set out elsewhere in this Article 8, Mako US and Mako shall indemnify and save harmless Sailfish from and against all Damages suffered or incurred by Sailfish as a result of or arising directly or indirectly out of or in connection with:

(a) any inaccuracy or breach by Mako US and/or Mako of any representation or warranty of Mako US and/or Mako, respectively, contained in this Agreement; and

(b) any breach or non-performance by Mako US and/or Mako, respectively, of any covenant contained in this Agreement;

(c) Sailfish, as nominee, agent and bare trustee, holding the Registered Ownership during the Interim Period; and

(d) Sailfish, as nominee, agent and bare trustee, taking any such action as directed by Mako US and/or Mako.

8.5 Limitations on Indemnification

(a) Notice of any Claim under this Article 8 based on any inaccuracy or breach of a representation or warranty must be given prior to the expiration of the applicable survival period related to the representation and warranty as set forth in Section 8.1 or 8.2, as the case may be, and any Claim not made within such period shall be of no force or effect and shall not give rise to any obligation of the Indemnifying Party to indemnify or save harmless any Indemnified Party. Notwithstanding the foregoing, if, before the close of business on the last day of the applicable claims period set forth above, an Indemnifying Party shall have been notified in writing of a Claim for indemnity under this Agreement in accordance with the terms of this Agreement, and such Claim shall not have been finally resolved or disposed of at such date, such Claim shall continue to survive and shall remain a basis for indemnity under this Agreement until such Claim is finally resolved or disposed of in accordance with the terms of this Agreement.

(b) No Damages may be recovered from any Indemnifying Party for indemnification with respect to Claims under Section 8.3(a) or Section 8.4(a), as the case may be, unless and until the accumulated aggregate amount of Damages of the Indemnified Parties, arising pursuant to Section 8.3(a) or Section 8.4(a), as the case may be, exceeds $100,000 (the "Basket") in which event the accumulated aggregate amount of all such Damages may be recovered up to the Indemnification Cap. The aggregate amount that all Indemnified Parties under Section 8.3 or Section 8.4, as the case may be, shall be entitled to claim under the indemnities contained in Section 8.3(a) or Section 8.4(a), as the case may be, shall not, in the aggregate, exceed $6,000,000 (the "Indemnification Cap"); provided that, solely in cases of breaches of the Sailfish Fundamental Representations, the Mako Fundamental Representations or Claims involving fraud, gross negligence or wilful misconduct, the Basket shall not apply and the Indemnification Cap will be increased up to, but in no event in excess of, the Stream Purchase Amount.

(c) If an Indemnified Party receives insurance proceeds with respect to a Claim for which such Indemnified Party has been indemnified pursuant to this Article 8, the Indemnified Party shall pay to the Indemnifying Party an amount equal to the lesser of:

(i) the amount paid to the Indemnified Party by the Indemnifying Party pursuant to this Article 8 with respect to such Claim; and

(ii) the amount of the insurance proceeds received by the Indemnified Party with respect to such Claim (net of any costs of collection and retrospective premium adjustments, premium increases and similar charges actually paid by the Indemnified Party to the applicable insurer(s) to the extent that such costs and other charges relate to such Claim).

8.6 Notice of Claim

(a) A Party that may be entitled to make a claim for indemnification (an "Indemnification Claim") under this Agreement (the "Indemnified Party") shall give written notification to each other Party (each the "Indemnifying Party") of such Indemnification Claim (a "Notice of Claim") promptly upon becoming aware of the Indemnification Claim, but in no event later than the relevant date, if any, specified in Section 8.1 or 8.2, as the case may be. The Notice of Claim shall specify whether the Indemnification Claim arises as a result of a Claim by a third party against the Indemnified Party (a "Third Party Claim") or whether the Indemnification Claim does not so arise (a "Direct Claim"), and shall also specify with reasonable particularity, to the extent that the information is available, the factual basis for the Indemnification Claim and the amount of the Indemnification Claim.

(b) If an Indemnified Party fails to provide the Indemnifying Party with a Notice of Claim promptly as required by Section 8.6(a), the Indemnifying Party shall be relieved of the obligation to pay damages to the extent it can show that it was materially prejudiced in its defence of the Indemnification Claim or in proceeding against a third party who would have been liable to it but for the fact of the delay, but the failure to provide such Notice of Claim promptly shall not otherwise release the Indemnifying Party from its obligations under this Article 8.

(c) If the date by which a Notice of Claim must be given as set out in Section 8.1 or 8.2, as applicable, in respect of a breach of representation and warranty has passed without any Notice of Claim having been given to the Indemnifying Party, then the related Claim shall be forever extinguished, notwithstanding that by the date specified in Section 8.1 or 8.2, as applicable, the Indemnified Party did not know, and in the exercise of reasonable care could not have known, of the existence of the Indemnification Claim.

8.7 Direct Claims

With respect to any Direct Claim, following receipt of notice from the Indemnified Party of the Indemnification Claim, the Indemnifying Party shall have 45 days to make such investigation of the Indemnification Claim as is considered necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Indemnification Claim, together with all such other information as the Indemnifying Party may reasonably request. If all Parties agree at or prior to the expiration of such 45-day period (or any mutually agreed upon extension of such period) to the validity and amount of such Indemnification Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed-upon amount of the Indemnification Claim, failing which the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement.

8.8 Third Party Claims

(a) Subject to Section 8.8(d), upon receiving a Notice of Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim, and may also elect to assume the investigation and defence of the Third Party Claim with counsel satisfactory to the Indemnified Party, acting reasonably; provided that the Indemnifying Party shall not have the right to assume such investigation and defense, and shall pay the fees and expenses of counsel retained by the Indemnified Party, if the Third Party Claim involves a claim that, in the good faith judgment of the Indemnified Party, the Indemnifying Party failed or is failing to vigorously prosecute or defend. The Indemnified Party shall cooperate in good faith in any such defense. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party's right to control the defense thereof.

(b) In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Party written notice of its election within 20 days of the Indemnifying Party's receipt of the Notice of Claim.

(c) Subject to Section 8.8(d), if the Indemnifying Party assumes the investigation and defence of a Third Party Claim:

(i) the Indemnifying Party will pay for all reasonable costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party will not, so long as it diligently conducts such defence, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim;

(ii) the Indemnifying Party will reimburse the Indemnified Party for all reasonable costs and expenses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim; and

(iii) if the Indemnifying Party thereafter fails to defend the Third Party Claim within a reasonable time, the Indemnified Party shall be entitled to assume such defense and the Indemnifying party shall be bound by the results obtained by the Indemnified Party with respect to the Third Party Claim.

(d) Where the named parties to any Third Party Claim include the Indemnified Party as well as the Indemnifying Party and the Indemnified Party determines in good faith, based on advice from its legal counsel, that joint representation would be inappropriate due to the actual or potential differing interests between them or there may be one or more legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnifying Party, and the Indemnified Party notifies the Indemnifying Party in writing that it elects to retain separate counsel, the Indemnifying Party shall not have the right to assume the defence of such Third Party Claim on behalf of the Indemnified Party but shall be liable to pay the reasonable fees and expenses of counsel of the Indemnified Party.

(e) If the Indemnified Party undertakes the defence of the Third Party Claim, the Indemnifying Party will not be bound by any compromise or settlement of the Third Party Claim effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld or delayed).

(f) The Indemnifying Party will not be permitted to compromise and settle or to cause a compromise and settlement of a Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld or delayed, unless:

(i) the terms of the compromise and settlement require only the payment of money for which the Indemnified Party is entitled to full indemnification under this Agreement and the Indemnifying Party agrees to timely pay such amount in full;

(ii) the Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Party may have against the Person making the Third Party Claim; and

(iii) in the case of a Third Party Claim related to Taxes, the terms of the compromise or settlement would not reasonably be expected to cause a material increase in the Tax liability of the Indemnified Party and its affiliates for a taxable period ending after the Second Closing Date.

8.9 Materiality

For the sole purpose of calculating the amount of any Damages that are the subject of a Claim for indemnification under Section 8.3(a) or Section 8.4(a) (and not for determining whether or not any breaches of representations or warranties have occurred), any reference to "materiality", "Material Adverse Effect", or other similar qualification or limitation in any representation or warranty applicable to such Claim will be disregarded.

8.10 Right to Recovery and Offset

No amounts will be payable pursuant to any Claim pursuant to this Article 8 unless and until the earlier of such time as such amounts have been (a) agreed to in writing by the Indemnifying Party, or (b) finally adjudicated to be payable and non-appealable by a court of competent jurisdiction. Once an ascertained amount of any Damages is agreed to by the Indemnifying Party, or finally adjudicated to be payable and non-appealable by a court of competent jurisdiction, as the case may be, pursuant to this Article 8, the Indemnifying Party will satisfy its obligations within five Business Days of such written agreement of the Indemnifying Party or final, non-appealable adjudication, as the case may be, by wire transfer of immediately available funds.

8.11 Duty to Mitigate

Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Party to take reasonable steps to mitigate any loss which it may suffer or incur by reason of the breach or failure to perform of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all reasonable steps to enforce such recovery, settlement or payment and the amount of any Damages of the Indemnified Party will be reduced by the amount actually recovered by the Indemnified Party (net of collection expenses).

8.12 Adjustment to Purchase Price

Any payment made by Sailfish as an Indemnifying Party to Mako US and/or Mako pursuant to Article 8 will constitute a dollar-for-dollar decrease in the Stream Purchase Amount, and any payment made by Mako US and/or Mako as an Indemnifying Party to Sailfish pursuant to Article 8 will constitute a dollar-for-dollar increase in the Stream Purchase Amount.

8.13 Exclusivity

Except as provided in Section 8.11, neither Party may make any Claim for Damages in respect of this Agreement, or in respect of any breach or termination of this Agreement, against the other Party except by making a Claim pursuant to and in accordance with Article 8. The provisions of this Section 8.13 and Article 8 shall survive the termination of this Agreement.

ARTICLE 9
MISCELLANEOUS

9.1 Notices

(a) Any notice or other communication required or permitted to be given under this Agreement shall be in writing and shall be delivered in person, transmitted by email or similar means of recorded electronic communication or sent by registered mail or commercial delivery service, charges prepaid, addressed as follows:

(i) if to Sailfish:

Sailfish Royalty Corp.
Sea Meadow House, P.O. Box 116 Road Town,
Tortola British Virgin Islands VG1110

Attention: [REDACTED]
Email: [REDACTED]

(ii) if to Mako US and/or Mako:

Mako Mining Corp.
838 West Hasting Street, Suite 700
Vancouver, British Columbia V6C 0A6

Attention: [REDACTED]
Email: [REDACTED]

(b) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed or delivered, on the third Business Day following the date of mailing or the date of deposit with the delivery service; provided, however, that if at the time of mailing or within three Business Days after the date of mailing, there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication under this Agreement shall be delivered or transmitted by means of recorded electronic communication as provided in this Section 9.1.

(c) Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.1.

9.2 Further Assurances

Each Party shall, upon any reasonable request of another Party, promptly do, execute, deliver or cause to be done, executed and delivered, at the expense of the requesting Party, all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

9.3 Time of the Essence

Time is of the essence in this Agreement.

9.4 Expenses

Except as otherwise expressly provided in this Agreement, each Party shall pay for its own costs and expenses incurred in connection with this Agreement and any transactions contemplated by this Agreement. The fees and expenses referred to in this Section 9.4 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, financial advisors and accountants.

9.5 Amendments

No amendment of this Agreement shall be binding on any Party unless consented to in writing by all Parties.

9.6 Waiver

No waiver of any of the provisions of this Agreement shall constitute a waiver of any other provision (whether or not similar) of this Agreement. No waiver shall be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement shall not operate as a waiver of that right. A single or partial exercise of any right shall not preclude a Party from any other or further exercise of that right or the exercise of any other right.

9.7 Entire Agreement

This Agreement and the Gold Purchase Agreement constitute the entire agreement of the Parties with respect to the transactions contemplated by this Agreement, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such transactions, including, without limitation, the Term Sheet and the Original Agreement. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement, except as specifically set out in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.8 Assignment

(a) Subject to Section 9.8(b), no Party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other Parties.

(b) Either Mako and/or Mako US may assign this Agreement to a wholly-owned Affiliate (a "Permitted Transferee") without the consent of Sailfish, provided that:

(i) Mako US and/or Mako provides notice to Sailfish of the assignment to the Permitted Transferee at least five (5) Business Days prior to the Second Closing Date;

(ii) Mako US and/or Mako causes the Permitted Transferee to assume, and the Permitted Transferee assumes, all of Mako's covenants, obligations and liabilities under this Agreement;

(iii) the assignment to the Permitted Transferee shall not relieve Mako US and/or Mako of its obligations under this Agreement and Mako shall remain fully liable for the performance of this Agreement by the Permitted Transferee; and

(iv) Mako US and/or Mako causes the Permitted Transferee to enter into an assignment and assumption agreement reflecting (ii) and (iii).

9.9 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the Parties and their respective successors and permitted assigns.

9.10 Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision shall be severed from this Agreement, and the remaining provisions shall remain in full force and effect.

9.11 Governing Law

This Agreement is governed by and shall be interpreted and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. Each Party irrevocably attorns and submits to the non-exclusive jurisdiction of the British Columbia courts situated in the City of Vancouver and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. THE PARTIES HEREBY WAIVE TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).

9.12 Counterparts

This Agreement may be executed by the Parties in any number of counterparts, each of which is deemed to be an original, and such counterparts together shall constitute one and the same instrument. Delivery of an executed signature page by email or other electronic means (including via DocuSign) shall be as effective as delivery of a manually executed counterpart of this Agreement.

IN WITNESS WHEREOF this Agreement has been executed by the Parties as of the date first written above.

MAKO US CORP.

(signed) “Ezequiel Sirotinsky”
Name: Ezequiel Sirotinsky
Title: Chief Financial Officer

MAKO MINING CORP.

by	(signed) "Ezequiel Sirotinsky"
Name: Ezequiel Sirotinsky
Title: Chief Financial Officer and Corporate Secretary

SAILFISH ROYALTY CORP.

by	(signed) "Walter Reich"
Name: Walter Reich
Title: Director